August 11, 2011

Board of Directors
c/o Charles A. Sanders, M.D., Chairman of the Board
Icagen, Inc.
4222 Emperor Blvd, Suite 350
Durham, NC 27703

Dear Members of the Board of Directors:

Following our review of the merger documents filed by Icagen related to the proposed acquisition of the company by Pfizer for $6 a share, we continue to believe the purchase price dramatically undervalues Icagen’s assets, and is not in the best interests of all stockholders.

Based on the information in the Schedule 14D-9 filed by Icagen, we note that Icagen and Pfizer had discussions about a potential strategic transaction on four occasions, in 2006, 2008, 2009 and 2010. In December 2010, Pfizer initiated the phase I study of PF-05089771 in healthy volunteers. Surprisingly, after having declined interest in a strategic transaction in 2010, Pfizer actively reached out and approached one of Icagen’s directors in April 2011 to inquire about Icagen’s potential interest in a transaction.  The timing suggests to us that the clinical data supporting the initial safety and efficacy of the Nav1.7 program may have been a driver behind this unexpected new interest in a transaction.

As you know, PF-05089771 is a selective and potent Nav1.7 targeting compound discovered by Icagen and the first of three compounds to enter the clinical development stage.  According to data found on www.clinicaltrials.gov,1 the phase I single dose escalation study of PF-05089771  initiated in December 2010 was estimated to be completed in March 2011.  In addition to the primary outcome measures related to safety, pharmacokinetics and pharmacodynamics parameters, this trial also incorporated secondary measures to examine potential efficacy.  The key secondary outcome measures include Heat Pain Perception Threshold, Long Thermal Stimulation and Odor Threshold.  These secondary measures have the potential to inform the trial sponsor about potential  efficacy of the compound.  Further, we believe Odor Threshold is unique as it could give initial indications of activity specific to the Nav 1.7 mechanism.  Studies have demonstrated that individuals with congenital indifference to pain caused by mutations that affect the Nav1.7 ion channel have no other known clinical pathology except for anosmia or hyposmia (an inability or decreased ability to smell). 2,3    In June 2011, Icagen issued a press release announcing the initiation of a multiple ascending dose study of PF-05089771, implying that the single ascending dose study was positive.  We believe Pfizer holds information that may be material to the value of the Nav 1.7 program and there is therefore an asymmetry of

1 http://www.clinicaltrials.gov/ct2/show/NCT01259882?term=PF-05089771&rank=2
2 Goldberg, YB et al., “Loss-of-function mutations in the NAv1.7 gene underlie congenital indifference to pain in multiple human populations”  Clinical Genetics, Vol. 71 (April, 2007): 311-319
3 Nilsen, K.B. et al., “Two novel SCN9a mutations causing insensitivity to pain”, PAIN, Vol. 143, (February, 2009): 155-158 information that provides Pfizer a greater advantage than that afforded to the remaining stockholders to determine the value of this program.

In its analysis, the Board determined that other options were not competitive with the proposed transaction with Pfizer, but it passed on an opportunity that could have generated additional capital resources.  On June 6, 2011, J.P. Morgan contacted representatives of a biosciences company, “Company B” that had previously approached Icagen regarding its interest in one of Icagen’s programs.  Following a June 13, 2011 management presentation, Company B indicated that it would not be in a position to acquire Icagen for a premium, but did express an interest in a potential acquisition of a certain Icagen program.  We believe this Icagen program is likely to have been the KNCQ program for epilepsy.  We regret that the Board chose not to pursue this strategy further as it could have lowered the cash burn of the company and provided non-dilutive capital to allow the pain programs with Pfizer to reach significant milestones and create value for all shareholders.

The Board decision was influenced by the fairness opinion delivered by J.P. Morgan, which was based on assumptions, financial analysis and forecasts provided to it by Icagen.  Products to treat pain have historically had the ability to generate worldwide sales in excess of $2 billion annually.  We have used much more conservative sales estimates for each compound and assume that at least one of the three partnered programs will fail.  We further risk adjust our assumptions by assuming only a 15% probability of success.  As a result of our analysis, we believe the fair value of Icagen excluding the value of its own internal programs and cash, should be in the range of $100 - $165 million or $11-19 per share.

We reiterate our disagreement with the Board’s approval of the merger agreement and the sale of the company to Pfizer at the current price.  We believe that the unreported phase I clinical data from the PF-05089771 program should be made public as it may be material to the decision of the remaining stockholders of the company as to whether to tender their shares.  We do not intend to tender our shares under the current acquisition terms and continue to consider other alternatives.

Sincerely,

Merlin Nexus III, L.P.	New Leaf Ventures II, L.P.

cc:	Anthony B. Evnin, Ph.D., Director
P. Kay Wagoner, Ph.D., CEO
Richard D. Katz, M.D., CFO